SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment Number One
To
SCHEDULE 13D
Under the Securities Exchange Act of 1934

CHDT CORPORATION
(Name of Issuer)

Common Stock, $0.0001 Par Value, and Series B Convertible Preferred Stock, $0.10 Par Value
(Title of Class of Securities)

(CUSIP Number of Class of Securities): 12541A 108 (Common Stock)

Stewart Wallach CHDT Corporation 350 Jim Moran Blvd., Suite 120 Deerfield Beach, Florida 33442 (954) 252-3440
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:
Paul W. Richter, Esq.
PW RICHTER PLC
3901 Dominion Townes Circle
Richmond, Virginia 23223

June 2, 2008
(Date of Event which Requires Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition, which is the subject of this Schedule, 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:   [__]

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D
CUSIP No. 12541A 108

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Stewart Wallach
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF/OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ¨
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER Common Stock: 65,157,295 Series B Convertible Preferred Stock: No Voting Power
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER Common Stock: 65,157,295 Series B Convertible Preferred Stock: 939,000
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON Common Stock: 65,157,295 Series B Convertible Preferred Stock: 939,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Common Stock: 12% Series B Convertible Preferred Stock: 44%
14	TYPE OF REPORTING PERSON* IN

Item 1.	Security and Issuer.

This Amendment Number One to the statement on Schedule 13D relates to the Common Stock, $0.0001 par value, (“Common Stock”) and Series B Preferred Stock, $0.10 par value per share, (“Series B Stock”) of CHDT Corporation, a Florida corporation, (“CHDT,” “Company” or “Issuer”). The address of the principal executive offices of the Company is 350 Jim Moran Blvd., Suite 120, Deerfield Beach, Florida 33442, Telephone: (954) 252-3442.

Item 2.	Identity and Background.

(a) This statement is filed by Stewart Wallach (the “Reporting Person”).  The Reporting Person is a natural person and the Chief Executive Officer, President and a director of the Company and its operating subsidiary, Capstone Industries, Inc. (“Capstone”).

(b) The address of the principal business office of the Reporting Person is 350 Jim Moran Blvd., Suite 120, Deerfield Beach, Florida 33442.

(c) The principal business of the Reporting Person is to act as the Chief Executive Officer, President and a director of the Company and its Capstone operating subsidiary.  Mr. Wallach has interests and roles in other businesses.

(d) The Reporting Person has not during the last five (5) years been indicted or convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Person has not, during the last five (5) years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Reporting Person is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration.

Personal funds or assets.

Item 4.	Purpose of Transaction.

Acquisition.  On June 2, 2008, and under a May 23, 2008 Securities Purchase Agreement (“Agreement”),  the Reporting Person purchased  in a private sale the following shares of CHDT: 35 million shares of Common Stock,  939,000 shares of Series B Stock from Howard Ullman, Chairman of the Company, in a private sale. The aggregate purchase price for such shares of Common Stock and Series B Stock was $242,435, which consideration was paid by a five-year promissory note issued by the Reporting Person to Mr. Ullman (“Note”).  The Note bears interest at 5% simple interest per annum and principal and interest accrued thereon being due and payable in five equal installment payments, each such installment being due on each annual anniversary of the Note commencing on June 2, 2009.  Reporting Person intends to use his personal funds to pay the Note, provided, however, that the Reporting Person may use shares of CHDT capital stock to pay principal and/or interest.   The sale of the Common Stock and Series B Stock was made as a private sale under Section 4(2) of the Securities Act of 1933, as amended.

The Agreement was subject to a number of conditions precedent that had to be satisfied on or before June 2, 2008 in order for the Reporting Person to be obligated to purchase the above-referenced shares or to cancel the stock options described below.  As such, the transaction date of this filing is deemed to be June 2, 2008.

As of the date of this filing, the Reporting Person beneficially owns 65,157,295 shares of Common Stock and 939,000 shares of Series B Stock

Cancel Part of Common Stock Option. As part of his incentive compensation, the Reporting Person was granted on April 27, 2007, a non-qualified, non-statutory ten-year option (“Option”) by the Company to acquire 107,400,000 shares of Common Stock at a per-share exercise price of $0.029.   On May 23, 2008, and as part of the Agreement, the Reporting Person voluntarily agreed to cancel his right to acquire 74,666,667 Shares under the Option in order to reduce the expense reported by the Company for that portion of the Option.  Mr. Wallach retains the right to acquire the 27,733,333 Shares of the Option that vested prior to or on May 23, 2008.

Purpose. The Reporting Person acquired the above-referenced shares and cancelled the above described stock options as part of a single transaction intended to eliminate part of the incentive compensation expense recorded by CHDT as a result of his Option and to acquire an equity stake in CHDT that he believed to be commensurate with his importance to the executive operations of CHDT and CHDT’s future performance.

The Reporting Persons may, at any time, from time to time, subject to applicable legal and Company-imposed investment restrictions, buy or acquire additional shares of Common Stock or dispose of the shares of Common Stock held by him.

Item 5.	Interest in Securities of the Issuer.

(a) As of the date of this Amendment Number One to the Schedule 13D, the Reporting Person beneficially owns 65,157,295 shares of Common Stock, representing approximately 12% of the outstanding shares of Common Stock as of June 2, 2008,  and 939,000 shares of Series B Stock, which is convertible upon demand into 62,593,740 shares of Common Stock and represents approximately 44% of the outstanding shares of Series B Stock.  As of June 2,  2008, there were 2,111,813 shares of Series B Stock outstanding (all such shares being owned by members of Company management) and 561,941,645 shares of Common Stock. If the Reporting Person converts all of his Series B Stock, then he would own, assuming no other dilution of the Shares, approximately 20.45% of the outstanding shares of Common Stock and 20.45% of the outstanding voting power of the Common Stock (based on 624,535,394 outstanding shares of Common Stock).

(b) The Series B Stock has no voting rights.  The Reporting Person has sole voting and dispositive power over the 65,157,295 shares of Common Stock, each such share entitled to one vote per share. Other than the Reporting Person, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock and Series B Stock.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as set forth herein, there are no contracts, arrangements, understandings or relationships by the Reporting Person with any other person with respect to any securities of the Company.

Item 7.	Material to be Filed as Exhibits.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit Number	Description

1.1	Securities Purchase Agreement, dated May 23, 2008 and closed June 2, 2008, by Stewart Wallach and Howard Ullman; and
1.2	Promissory Note by Stewart Wallach in favor of Howard Ullman, dated June 2, 2008

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  June 2, 2008

By:	/s/ Stewart Wallach
Name:	Stewart Wallach

Exhibit Number	Description

1.1	Securities Purchase Agreement, dated May 23, 2008 and closed June 2, 2008, by Stewart Wallach and Howard Ullman; and
1.2	Promissory Note by Stewart Wallach in favor of Howard Ullman, dated June 2, 2008